

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

August 11, 2015

<u>Via E-mail</u>
Mr. Richard Lee Phegley
Chief Financial Officer
Invesco Mortgage Capital, Inc.
1555 Peachtree Street, N.E., Suite 1800
Atlanta, GA 30309

> **Re: Invesco Mortgage Capital Inc.**
> **Item 4.02 Form 8-K**
> **Filed on August 10, 2015**
> **File No. 001-34385**

Dear Mr. Phegley:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within five business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Item 4.02 Form 8-K filed August 10, 2015</u>

1. Please provide your materiality analysis that resulted in the conclusion that amended quarterly reports do not need to be filed for the periods under restatement up to December 31, 2014. Include within your analysis, the impact of the restatement adjustments for each quarter that will be restated.

2. We note you are reassessing your internal controls over financial reporting conclusions in light of the non – reliance placed on previously issued financial statements. Please tell us what consideration you have given to the conclusion indicating you had effective disclosure controls and procedures for the periods under restatement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Shannon Sobotka, Staff Accountant, at (202) 551-3856 if you have questions.

Sincerely,

/s/ Shannon Sobotka

Shannon Sobotka
Staff Accountant
Office of Real Estate and Commodities